Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

2011 Annual Meeting of Stockholders May 19, 2011

Level 3 Overview Level 3 is a facilities based provider of telecom services Unique combination of long distance networks and dense metro networks Focused on accelerating revenue growth Enterprise market share gains Underlying growth trends in video and wireless data Continue expanding metro infrastructure Continued European market expansion 2

The Level 3 Network 3 Over $25B of total gross PP&E1 Optimized for optical and IP services 51,000 intercity route miles 27,000 metro route miles 125 metro fiber markets Over 100,000 enterprise buildings within 500 ft of US network 1. Based on estimated original cost

Level 3 Customers 4 Wholesale 48% Large Enterprise and Federal 20% Mid-Market 21% European 11% Representative Customers Note: Percentages are of 1Q11 Core Network Services Revenue

Core Network Services Revenue 5 (1) Excludes $7 million asset sale in 1Q10 Sequential CNS Revenue Quarterly Change ($million) $728 $746 $772 $765 $791 $791 $785 $728 $706 $700 $706 $6941 $699 $707 $720 $729 CNS Revenue ($millions) 2.2% 2.5% 3.5% - 0.9% 3.4% 0% - 0.8% - 7.3% - 3.0% - 0.8% 0.7% - 1.7% 0.7% 1.1% 1.8% 1.3% - 8.0% - 6.0% - 4.0% - 2.0% 0.0% 2.0% 4.0% 6.0% 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11

Global Crossing Acquisition

FY 2010 Key Metrics Pro Forma(1) Post Synergies(2) Revenue $6.26B Adj EBITDA(3) $1.27B $1.57B Cash Balance $988M Gross Debt/ Adj EBITDA(3) 6.2x 5.0x Net Debt/ Adj EBITDA(3) 5.4x 4.4x Geographical Diversification(4) (5) Balanced Mix of Customers(1) Latin America $597 12% Europe $939 18% North America $3,570 70% Wholesale $2,250 44% Enterprise $2,856 56% ($ in Millions) ($ in Millions) (1) Pro Forma balances represent the combined balances and results of Level 3 and Global Crossing as of and for the year ended December 31, 2010 (2) Post Synergies balances represent pro forma balances adjusted for estimated $300 million in network and operating expense synergies post-acquisition, once achieved (3) See schedule of non-GAAP metrics for definition and reconciliation to GAAP measures (4) 2010 Core Network Services plus Invest & Grow Revenue (5) Global Crossing Invest & Grow Revenue estimated by Region Combined Company Overview 7

 A services platform based on a world class set of assets Multi-conduit, long-haul terrestrial; extensive submarine fiber networks Metro networks with dense fiber connectivity Data centers and colocation facilities on three continents Content delivery technology and intellectual property rights Level 3 Global Crossing Power of the Combined Company 8

 Integration plan designed to: Maintain excellent customer service at both companies Continue to accelerate revenue growth Achieve planned synergies Integration of intercity networks generally presents less complex issues compared to previous metro integrations Joint integration team to develop and execute a detailed plan North America and European network focused CapEx Synergies 12% NetEx Synergies 39% OpEx Synergies 49% Integration and Synergy Plan 9 Estimated Sources of Cost Synergies

Both companies expect to grow Revenue and Adj. EBITDA in 2011 Improved credit profile Reduced cash interest expense Increased Adj. EBITDA Expect substantial improvement in Free Cash Flow Continue to target leverage ratio of 3x-5x (1) Pro Forma w/Synergies reflects $300M of network and operating expense synergies and $40M of capital expenditure synergies (2) Capital expenditures include Global Crossing 2010 capital leases (3) See schedule of non-GAAP metrics for definition and reconciliation to GAAP measures Combined Company Pro Forma Financials 10 2010 Pro Forma Pro Forma (1) Level 3 Combined Combined $ Millions Stand Alone Entity w/Synergies Revenue $3,651 $6,260 $6,260 Adjusted EBITDA (3) $853 $1,273 $1,573 Adj EBITDA Margin 23.4% 20.3% 25.1% Capital Expenditures (2) $436 $659 $619 Cash Interest Expense ($522) ($677) ($677) Free Cash Flow (3) ($97) ($81) $259 Debt Balance at 12/31 $6,448 $7,909 Cash Balance at 12/31 $616 $988 Gross Debt/Adj EBITDA (3) 7.6x 6.2x 5.0x Net Debt/Adj EBITDA (3) 6.8x 5.4x 4.4x

Important Information For Investors and Stockholders 11 This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the stockholders of Level 3 Communications, Inc. (“Level 3”) and the stockholders of Global Crossing Limited (“Global Crossing”) for their consideration. Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC’s Web Site at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to: Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com. Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2010. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Notice Regarding Forward-Looking Statements 12 This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Global Crossing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; Level 3's and Global Crossing's plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Amalgamation among Level 3, Global Crossing and Global Crossing Amalgamation Sub, Ltd. (the “Amalgamation Agreement”); (2) the inability to complete the transactions contemplated by the Amalgamation Agreement due to the failure to obtain the required stockholder approvals, (3) the inability to satisfy the other conditions specified in the Amalgamation Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Amalgamation Agreement. (4) the inability to successfully integrate the businesses of Level 3 and Global Crossing or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and Global Crossing, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, Global Crossing or others following announcement of the Amalgamation Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or Global Crossing may be adversely affected by other economic, business, and/or competitive factors.

13 Cautionary Notice Regarding Forward-Looking Statements Other important factors that may affect Level 3's and the combined business' results of operations and financial condition include, but are not limited to: the current uncertainty in the global financial markets and the global economy; a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; disruptions in the financial markets that could affect Level 3’s ability to obtain additional financing, and the company’s ability to: increase and maintain the volume of traffic on its network; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; successfully integrate acquisitions; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3’s and Global Crossing’s respective filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of Level 3 and Global Crossing to disclose material information under the federal securities laws, neither Level 3 nor Global Crossing undertakes any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

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